Filed Pursuant to Rule 433

Registration Nos. 333-170385 and 333-170385-01

October 3, 2013

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated October 3, 2013)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	5.65% Notes due 2045

Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$500,000,000

Public Offering Price:	99.341%

Maturity:	February 1, 2045

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Price/Yield:	84-16/3.746%

Spread to Treasury:	T+195 basis points

Re-offer Yield:	5.696%

Optional Redemption Terms:	Make-whole call at any time prior to August 1, 2044 at 30 basis points spread over Treasury Benchmark. Callable on or after August 1, 2044 at par.

Coupon:	5.65%

Interest Payment Dates:	February 1 and August 1 of each year beginning February 1, 2014

Initial Interest Accrual Date:	October 10, 2013

Format:	SEC Registered

Transaction Date:	October 3, 2013

Expected Settlement Date:	October 10, 2013 (T+5)

CUSIP/ISIN:	65473QBD4/ US65473QBD43

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. Mizuho Securities USA Inc.

Co-Managers:	Fifth Third Securities, Inc. The Huntington Investment Company PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc., toll-free at 1-877-647-5990 or Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or Mitsubishi UFJ Securities (USA), Inc., toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.